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SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Amendment No. 4
to
 Schedule TO
Tender Offer Statement under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

Bausch & Lomb Incorporated
(Name of Subject Company (issuer))

Bausch & Lomb Incorporated
(Name of Filing Person (offeror))

Floating Rate Convertible Senior Notes due 2023
(Title of Class of Securities)

071707AJ2 and 071707AK9
 (CUSIP Number of Class of Securities)

Robert B. Stiles, Esq.
Senior Vice President and General Counsel
Bausch & Lomb Incorporated
One Bausch & Lomb Place
Rochester, New York 14604-2701
(585) 338-6800
 (Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of the Person(s) Filing Statement)

Copies to:

Deborah McLean Quinn Nixon Peabody LLP Clinton Square P.O. Box 31051 Rochester, New York 14603-1051 (585) 263-1307	Edward S. Best Mayer, Brown, Rowe & Maw LLP 190 South LaSalle Street Chicago, Illinois 60603 (312) 701-7100

CALCULATION OF FILING FEE

Transaction Valuation(a)	Amount of Filing Fee
$204,560,000	$25,917.75
(a)
Estimated solely for the purpose of determining the registration fee, and calculated based on the average of the high and low prices for the Registrant's Floating Rate Convertible Senior Notes due 2023 in secondary market transactions on November 11, 2004, as reported to the Registrant, reduced by an exchange fee of $2.50 for each $1,000 principal amount at maturity. The amount of the filing fee was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and equals $126.70 for each $1,000,000 of the value of the transaction.

☒
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:	$25,917.75	Filing Party:	Bausch & Lomb Incorporated
Form or Registration No.:	Form S-4 (333-120483)	Date Filed:	November 15, 2004
☐
Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which this statement relates:

☐	third party tender offer subject to Rule 14d-1	☐	going-private transaction subject to Rule 13e-3
☒	issuer tender offer subject to Rule 13e-4	☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

        This Issuer Tender Offer Statement on Schedule TO ("Schedule TO") relates to an offer by Bausch & Lomb Incorporated (the "Company"), a New York corporation, to exchange $1,000 original principal amount of the Company's 2004 Senior Convertible Securities due 2023 (the "New Securities") and an exchange fee of $2.50 for each $1,000 original principal amount of validly tendered and accepted outstanding Floating Rate Convertible Senior Notes due 2023 of the Company (the "Old Notes") upon the terms and subject to the conditions contained in the prospectus dated November 15, 2004 (as may be amended and supplemented from time to time, the "Prospectus") and the related Letter of Transmittal, which are parts of the Company's Registration Statement on Form S-4 (File No. 333-120483), dated the date hereof (the "Registration Statement") and are incorporated herein by reference.

        The exchange offer expired in accordance with its terms at 5:00 pm on December 14, 2004. Holders of Old Notes in the aggregate principal amount of $155,902,000, constituting 97.44% of the Old Notes outstanding, tendered their Old Notes in the exchange offer. The Company accepted all such Old Notes and issued in exchange New Securities in the aggregate principal amount of $155,902,000 and an exchange fee in the amount of $2.50 for each $1,000 of Old Notes tendered. The New Securities and the exchange fee were issued on December 20, 2004.

Item 12.    Exhibits.

Exhibit No.	Description
(a)(1)(i)	Prospectus, dated December 3, 2004 (incorporated by reference to the Registration Statement).
(a)(1)(ii)	Form of Letter of Transmittal (incorporated by reference to Exhibit 99.2 of the Registration Statement).
(a)(1)(iii)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees (incorporated by reference to Exhibit 99.3 of the Registration Statement).
(a)(1)(iv)	Form of Notice of Guaranteed Delivery (incorporated by reference to Exhibit 99.4 of the Registration Statement).
(a)(1)(v)	Form of Letter to Customers (incorporated by reference to Exhibit 99.5 of the Registration Statement).
(a)(2)	None.
(a)(3)	None.
(a)(4)	Incorporated by reference herein as Exhibit (a)(1)(i).
(a)(5)	None.
(b)	None.
(c)	None.
(d)	Dealer Manager Agreement, dated November 15, 2004, between the Company and Citigroup Global Markets Inc. (incorporated by reference to Exhibit 99.1 of the Registration Statement).
(e)	Not applicable.
(f)	Not applicable.
(g)	None.
(h)	Tax Opinion of Nixon Peabody LLP (incorporated by reference to Exhibit 8.1 of the Registration Statement).

Item 13.    Information required by Schedule 13E-3.

        Not applicable.

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Bausch & Lomb Incorporated
By:	/s/ ROBERT B. STILES Name: Robert B. Stiles Title: Senior Vice President and General Counsel

Dated: December 22, 2004

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SIGNATURE